Exhibit 99.1

Leju Reports First Half Year 2022 Results

BEIJING, Nov. 30, 2022 /PRNewswire/ – Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the six months ended June 30, 2022.

First Half 2022 Financial Highlights

•	Total revenues decreased by 44% year on year to $169.4 million.
•	Revenues from e-commerce services decreased by 43% year on year to $132.7 million.
•	Revenues from online advertising services decreased by 47% year on year to $36.8 million.

•	Loss from operations was $64.8 million, compared to loss from operations of $49.9 million for the same period of 2021.

•	Non-GAAP[1] loss from operations was $58.6 million, compared to Non-GAAP loss from operations of $43.4 million for the same period of 2021.

•	Net loss attributable to Leju Holdings Limited shareholders was $52.9 million, or $3.86 loss per diluted American depositary share (“ADS”), compared to net loss attributable to Leju Holdings Limited shareholders of $47.8 million, or $3.50 loss per diluted ADS[2], for the same period of 2021.

•	Non-GAAP net loss attributable to Leju Holdings Limited shareholders was $48.0 million, or $3.50 loss per diluted ADS, compared to non-GAAP net loss attributable to Leju Holdings Limited shareholders of $42.6 million, or $3.12 loss per diluted ADS, for the same period of 2021.

“In the first half of 2022, China’s real estate developers experienced significant operational challenges which combined with the impact of the COVID-19 pandemic resurgence caused a decline in both real estate development and sales, largely impacting Leju’s online advertising and e-commerce businesses,” said Mr. Geoffrey He, Leju’s Chief Executive Officer.

First Half 2022 Results

Total revenues were $169.4 million, a decrease of 44% from $301.1 million for the same period of 2021. China’s real estate industry experienced a steep downturn since the second half of 2021 and many real estate developers faced severe operational challenges. This had a direct and negative impact on the Company’s online advertising and e-commerce businesses. Due to the continuous decline of the real estate industry, the recoverable amount and time of some customers’ transaction consideration cannot be reasonably expected. Since January 1, 2022, Leju has not recognized the revenue from such customers until the actual receipt of the transaction consideration.

1 Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and income tax impact on the share-based compensation expense and amortization of intangible assets resulting from business combinations. See "About Non-GAAP Financial Measures" and "Unaudited Reconciliation of GAAP and Non-GAAP Results" below for more information about the non-GAAP financial measures included in this press release.

2 On May 10, 2022, Leju announced that it would change its American depositary share ("ADS") to ordinary share ("Share") ratio from one (1) ADS representing one (1) Share to one (1) ADS representing ten (10) Shares. The change in the ADS ratio was effective on May 20, 2022. For Leju's ADS holders, the change in the ADS ratio had the same effect as a one-for-ten reverse ADS split. The ADS ratio change has no impact on Leju's underlying Shares. Loss per ADS for first half of 2021 had been retrospectively adjusted accordingly.

Revenues from e-commerce services were $132.7 million, a decrease of 43% from $231.4 million for the same period of 2021, primarily due to a decrease in the number of discount coupons redeemed, partially offset by an increase in the average price per discount coupon redeemed.

Revenues from online advertising services were $36.8 million, a decrease of 47% from $69.3 million for the same period of 2021, primarily due to a decrease in property developers’ demand for online advertising.

Cost of revenues was $14.5 million, a decrease of 54% from $31.7 million for the same period of 2021, primarily due to decreased cost of advertising resources purchased from media platforms, and decreased editorial personnel related costs.

Selling, general and administrative expenses were $219.8 million, a decrease of 31% from $319.5 million for the same period of 2021, primarily due to bad debt provision which decreased $33.9 million compared to the same period of 2021, and decreased marketing expenses related to the Company's e-commerce business. The bad debt provision recorded in the first half of 2021 was mainly attributable to the recognition of additional loss allowance on expected credit loss of the Company’s outstanding online advertising related receivables from certain customer, whose credit quality had worsened.

Loss from operations was $64.8 million, compared to loss from operation of $49.9 million for the same period of 2021. Non-GAAP loss from operations was $58.6 million, compared to non-GAAP loss from operations of $43.4 million for the same period of 2021.

Net loss was $52.8 million, compared to net loss of $46.9 million for the same period of 2021. Non-GAAP net loss was $47.9 million, compared to non-GAAP net loss of $41.7 million for the same period of 2021.

Net loss attributable to Leju Holdings Limited shareholders was $52.9 million, or $3.86 loss per diluted ADS, compared to net loss attributable to Leju Holdings Limited shareholders of $47.8 million, or $3.5 loss per diluted ADS, for the same period of 2021. Non-GAAP net loss attributable to Leju Holdings Limited shareholders was $48.0 million, or $3.50 loss per diluted ADS, compared to non-GAAP net loss attributable to Leju Holdings Limited shareholders of $42.6 million, or $3.12 loss per diluted ADS, for the same period of 2021.

Cash Flow

As of June 30, 2022, the Company's cash and cash equivalents and restricted cash balance was $182.6 million.

First half 2022 net cash used in operating activities was $60.6 million, primarily comprised of non-GAAP net loss of $47.9 million, a decrease in other current liabilities and accrued expenses of $37.7 million, a decrease in income tax payable of $10.8 million, partially offset by a decrease in accounts receivable and contract assets of $19.5 million and a decrease in prepaid expenses and other current assets of $18.5 million .

About Leju

Leju Holdings Limited ("Leju") (NYSE: LEJU) is a leading e-commerce and online media platform for real estate and home furnishing industries in China, offering real estate e-commerce, online advertising and online listing services. Leju's integrated online platform comprises various mobile applications along with local websites covering more than 380 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company's own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju's beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China's real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju's ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its reliance on SINA and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and income tax impact on the share-based compensation expense and amortization of intangible assets resulting from business combinations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Christina Wu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Philip Lisio

The Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	June 30,
	2021	2022
ASSETS
Current assets
Cash and cash equivalents	250,314	178,202
Restricted cash	2,082	4,349
Accounts receivable, net	36,071	5,318
Contract assets, net	1,415	—
Marketable securities	1,186	—
Prepaid expenses and other current assets	25,110	7,283
Customer deposits	784	—
Amounts due from related parties	3,913	10,116
Total current assets	320,875	205,268
Property and equipment, net	16,667	15,324
Intangible assets, net	23,298	17,803
Right-of-use assets	23,409	19,822
Investment in affiliates	18	17
Deferred tax assets, net	51,605	49,024
Other non-current assets	1,376	1,712
Total assets	437,248	308,970

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	784	1,490
Accounts payable	1,631	1,181
Accrued payroll and welfare expenses	21,517	15,438
Income tax payable	60,952	49,440
Other tax payable	18,046	13,693
Amounts due to related parties	7,632	3,635
Advances from customers	82,788	55,905
Lease liabilities, current	5,582	4,923
Accrued marketing and advertising expenses	43,272	31,825
Other current liabilities	18,504	16,477
Total current liabilities	260,708	194,007
Lease liabilities, non-current	19,438	16,414
Deferred tax liabilities	6,043	4,707
Total liabilities	286,189	215,128
Shareholders’ Equity
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 136,822,601 and 137,172,601 shares issued and outstanding, as of December 31, 2021 and June 30, 2022, respectively.	137	137
Additional paid-in capital	801,477	802,406
Accumulated deficit	(648,935)	(701,787)
Accumulated other comprehensive loss	(1,424)	(6,726)
Total Leju Holdings Limited shareholders’ equity	151,255	94,030
Non-controlling interests	(196)	(188)
Total equity	151,059	93,842
TOTAL LIABILITIES AND EQUITY	437,248	308,970

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Six months ended
	June 30,
	2021	2022
Revenues
E-commerce	231,401	132,654
Online advertising	69,290	36,783
Listing	401	11
Total net revenues	301,092	169,448
Cost of revenues	(31,671)	(14,474)
Selling, general and administrative expenses	(319,472)	(219,762)
Other operating income, net	199	25
Loss from operations	(49,852)	(64,763)
Interest income, net	1,575	1,515
Other income, net	2,128	801
Loss before taxes and loss from equity in affiliates	(46,149)	(62,447)
Income tax benefits (expenses)	(730)	9,642
Loss before loss from equity in affiliates	(46,879)	(52,805)
Loss from equity in affiliates	(8)	—
Net loss	(46,887)	(52,805)
Less: net income attributable to non-controlling interests	885	47
Net loss attributable to Leju Holdings Limited shareholders	(47,772)	(52,852)

Loss per ADS:
Basic	(3.50)	(3.86)
Diluted	(3.50)	(3.86)
ADS used in computation of loss per ADS:
Basic	13,648,534	13,691,216
Diluted	13,648,534	13,691,216

The conversion of Renminbi ("RMB") amounts into reporting currency USD amounts is based on the rate of USD1 = RMB6.7114 on June 30, 2022 and the average rate of USD1 = RMB6.4423 for the six months ended June 30, 2022

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Six months ended June 30,
	2021	2022
Net loss	(46,887)	(52,805)
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustment	2,400	(5,341)

Comprehensive loss	(44,487)	(58,146)

Less: Comprehensive income attributable to non-controlling interest	892	8

Comprehensive loss attributable to Leju Holdings Limited shareholders	(45,379)	(58,154)

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Six months ended June 30,
	2021	2022
GAAP loss from operations	(49,852)	(64,763)
Share-based compensation expense	1,194	929
Amortization of intangible assets resulting from business acquisitions	5,279	5,279
Non-GAAP loss from operations	(43,379)	(58,555)

GAAP net loss	(46,887)	(52,805)
Share-based compensation expense	1,194	929
Amortization of intangible assets resulting from business acquisitions	5,279	5,279
Income tax benefit:
Current	—	—
Deferred[3]	(1,320)	(1,320)
Non-GAAP net loss	(41,734)	(47,917)

Net loss attributable to Leju Holdings Limited shareholders	(47,772)	(52,852)
Share-based compensation expense (net of non-controlling interests)	1,194	929
Amortization of intangible assets resulting from business acquisitions (net of non-controlling interests)	5,279	5,279
Income tax benefit:
Current	—	—
Deferred	(1,320)	(1,320)
Non-GAAP net loss attributable to Leju Holdings Limited shareholders	(42,619)	(47,964)

GAAP net loss per ADS — basic	(3.50)	(3.86)

GAAP net loss per ADS —diluted	(3.50)	(3.86)

Non-GAAP net loss per ADS —basic	(3.12)	(3.50)

Non-GAAP net loss per ADS —diluted	(3.12)	(3.50)

ADS used in calculating basic GAAP/non-GAAP net loss attributable to Leju Holdings Limited shareholders per ADS	13,648,534	13,691,216

ADS used in calculating diluted GAAP/non-GAAP net loss attributable to Leju Holdings Limited shareholders per ADS	13,648,534	13,691,216

3 Amount represents the realization of deferred tax liabilities recognized for the temporary difference between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements. The income tax impact on the share-based compensation expense is nil.

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Six months ended June 30,
	2021	2022
Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	92,058	31,456
Number of discount coupons redeemed (number of transactions)	77,378	35,262